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                      [Thompson Coburn LLP letterhead]


February 7, 2006




VIA FACSIMILE & EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:      K-V Pharmaceutical Company
         Form 10-K for Fiscal Year Ended March 31, 2005
         File No. 1-09601

Dear Mr. Rosenberg:

         We are in receipt of a copy of the Staff's comment letter, dated January 9, 2006. Pursuant to the letter filed with the Staff on January 18, 2006, the Company informed you that it expected to respond to the Staff on or about February 8, 2006. By this letter we confirm that the Company is not in a position to file its response to the Staff by February 8. The Company is working to respond to the comment letter as quickly as possible, but the letter is not yet finished. The Company expects to respond to the Staff on or about February 15, 2006.

         Please call upon the undersigned at (314) 552-6025 if we can be of further assistance. We thank you in advance for your customary courtesy.

Very truly yours,

Thompson Coburn LLP



By  /s/ Thomas E. Proost
     Thomas E. Proost

cc:  Gerald R. Mitchell
     Richard H. Chibnall
     Thomas A. Litz